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                                                                    EXHIBIT 20.3


                ESS TECHNOLOGY ANNOUNCES COMPLETION OF PLATFORM
           TECHNOLOGIES ACQUISITION AND LOWER THAN EXPECTED Q2 GROWTH

FREMONT, CALIFORNIA, June 12, 1997 -- ESS Technology, Inc. (Nasdaq:ESST) today announced it has completed its previously-announced acquisition of Platform Technologies, Inc. for 2.54 million shares of ESS common stock. The acquisition is being accounted for as a purchase and will result in a charge against second quarter earnings of approximately $0.64 per share for in-process research and development. Completion is subject to acceptance of the agreement of merger by the State of California. The acquisition of Platform Technologies has added to ESS' development efforts in PCI-based audio solutions that provide DOS game compatibility over the PCI bus and comply with Microsoft's PC'97, DirectX and WDM standards and Intel's specifications of AC'97 and PCI 2.1.

        ESS also announced that, based on current information, it expects second quarter revenues to only grow approximately 22 percent compared to second quarter last year, primarily due to softer than anticipated seasonal demand for audio products, especially in the add-in sound card market, and competitive pricing pressures in the audio and video CD markets. ESS indicated that, based on current information, it expects net sales for the second quarter, ending June 30, 1997, to be between $56 and $61 million and earnings to be between


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ESS TECHNOLOGY, INC. ANNOUNCES COMPLETION OF PLATFORM...               PAGE 2

$0.16 and $0.19 per share before the one-time charge of $0.64 per share resulting from the acquisition.

        "We anticipated this quarter might be difficult, because of historic slow seasonal demand and competitive price pressure and because it is a transition quarter to our new products for the second half of the year," said Fred Chan, CEO and chairman. "We are optimistic about the impact of our new products going forward. All of our lines, including audio, video and communications, have new products in production that will begin shipping in June."

        "The acquisition of Platform Technologies has strengthened our PCI audio technology development efforts and puts us in a solid position for advanced audio products. Our communications products are ramping up, and demand for our video products remains strong."

ESS TECHNOLOGY

        ESS Technology, Inc. is a leading supplier of PC audio and digital video semiconductor solutions for the PC and consumer markets. ESS designs, develops, and markets highly integrated mixed signal semiconductor and software solutions for multimedia applications. ESS, headquartered in Fremont, California, has sales and technical support offices in Austin and Houston, Texas; Irvine, California; Beijing and Shenzhen, China; Tokyo, Japan; Taipei, Taiwan; and Hong Kong. ESS Technology is listed on the Nasdaq Market System under the symbol ESST. World Wide Web site: http://www.esstech.com

                                      o0o

        The matters discussed in this news release include certain forward looking statements that involve risks and uncertainties, including the timely availability and acceptance of new products, the impact of competitive products and pricing, the dependence on continued growth in demand for PC and consumer multimedia products, the management of growth of the company, and the other risk detailed from time to time in the SEC reports of ESS, including the report on Form 10-K for the year ended December 31, 1996, and Form 10-Q for the quarter ended March 31, 1997. Actual results could differ materially from those projected in the forward-looking statements.